Filed by Chester Valley Bancorp Inc.
                                Pursuant to Rule 425 under the Securities Act of
                                  1933 and Deemed Filed under Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                    Subject Company: Chester Valley Bancorp Inc.
                                                     Commission File No. 0-18833

                                                             ERISA 204(H) NOTICE
                                               TO FIRST FINANCIAL BANK EMPLOYEES

Date:  June 3, 2005

Re:    Freezing of the First Financial Bank
       Defined Benefit Pension Plan

In accordance with the requirements of Section 204(h) of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 4980F of the Internal Revenue Code, this Notice is intended to inform you that effective June 30, 2005, annual benefits provided under the Financial Institutions Retirement Fund (the "Plan") through First Financial Bank are to be frozen.

This announcement serves to notify you that by freezing the Plan, you will no longer accrue a benefit under the Plan. Benefit accrual describes the process whereby you earn additional Years of Benefit Service, that are used in the formula to calculate your benefit entitlement under the Plan. The amount of your benefit under the Plan as of the "freeze" date will not be reduced.


CURRENT BENEFIT
---------------
The current Plan Benefit formula is structured as follows:

Annual Accrued Benefit:    1.50% for each Year of Benefit Service

Annual Salary Base:        High 5-Year Average


AMENDED BENEFIT
---------------
Freezing the Plan eliminates all future benefit accruals (i.e. Years of Benefit Service and salary after June 30, 2005 will not increase your benefit). Your frozen accrued benefit will be determined as of July 1, 2005 based upon your Benefit Service as of June 30, 2005. Your vesting service (used to determine the percentage of your accrued pension that you have a right to if you leave the bank) will continue under the Plan while you remain with the bank.

Please note that in no event will a participant receive a pension benefit less than the vested benefit accrued under the Plan as of June 30, 2005. The 1 to 3 times Salary Active Service Death Benefit is eliminated effective July 1, 2005. There is no grandfathered protection of the Death Benefit.

In the coming months additional information about your frozen Plan benefit will be made available to you by Pentegra, the plan sponsor.

Should you have any questions, please do not hesitate to contact the Human Resources Department at (610) 269 - 9700.

                                      ------------------------------------------
                                        SEE PAGE 2 FOR INFORMATION ABOUT THE
                                          FFB 401(K) PLAN AND THE EMPLOYEE
                                                STOCK OWNERSHIP PLAN
                                      ------------------------------------------

ADDITIONAL CHANGES IN THE FIRST FINANCIAL BANK BENEFIT PROGRAM
--------------------------------------------------------------------------------

The Chester Valley Bancorp, Inc. Board of Directors recently approved the following changes to the First Financial Bank 401(k) Plan and Employee Stock Ownership Plan in connection with the merger of our organization with Willow Grove Bancorp, Inc.

MERGER OF THE FFB 401(K) PLAN
WITH THE WILLOW GROVE BANK KSOP
Effective immediately prior to the date of the merger, First Financial Bank will be freezing the First Financial Bank (FFB) 401(k) Plan. Shortly after the merger date, plan assets will be merged with the plan assets of the Willow Grove Bank 401(k) / Employee Stock Ownership Plan (KSOP).

The value of your account will not be affected by the bank merger. Future benefits, including the company matching contribution, will be governed by the terms of the Willow Grove Bank KSOP.

This announcement is to notify you that the bank will be transferring the assets of the FFB 401(k) Plan, directly to the Willow Grove Bank plan, as soon as practical after the effective date of the bank merger. This method of transferring assets avoids any negative tax implications for you that would be associated with a plan distribution. Before the asset transfer occurs, you will be informed of the mutual funds available to you under the Willow Grove Bank KSOP.

As a part of the plan merger process you will be prevented from making changes in your plan asset allocation, as well as prevented from withdrawing funds, until a short "blackout period" has ended. The "blackout period" (to be explained in detail in a separate communication) represents the period of time during which you will be unable to access your plan investments. This blackout period is required to transition all participant recordkeeping to a new system. You will be informed in advance of when the period will start, and the approximate length of time that the blackout period will last.

TERMINATION OF THE FFB EMPLOYEE STOCK OWNERSHIP PLAN
Effective as of the merger date, the First Financial Bank Employee Stock Ownership Plan (ESOP) will be terminated.

The bank will be discontinuing the ESOP and filing with the IRS for a Determination Letter approving the termination of the plan. Following receipt of the IRS approval you will be contacted regarding a distribution of your account under the plan. At that time you will be informed of your options for receiving your ESOP account including information about rolling over your ESOP distribution to an IRA or to the Willow Grove Bank KSOP. You will of course have the option to receive your ESOP entitlement in the form of cash or stock, but your distribution may be reduced at that time by the required 20% tax withholding. In addition, if you are not at least age 59 1/2 at the time of the distribution, you will be penalized with an additional 10% excise tax when you file your tax return.

You will receive a Special Tax Notice explaining all of the tax consequences associated with your distribution options. Be sure to read this notice and consult with your tax advisor before making a decision about your ESOP distribution.

Should you have any questions, please do not hesitate to contact the Human Resources Department at (610) 269 - 9700.

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

FORWARD LOOKING STATEMENTS. A number of the matters discussed in this message that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company and the expected merger of the two bank subsidiaries, First Financial Bank and Willow Grove Bank, including expected synergies resulting from that merger, combined operating and financial data, future banking plans, future employee benefit plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital, operating expense and other synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the shareholders of Chester Valley Bancorp and Willow Grove Bancorp and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Chester Valley Bancorp's and Willow Grove Bancorp's respective reports filed with the SEC, including each company's annual report on Form 10-K for the year ended June 30, 2004 and quarterly report on Form 10-Q for the quarters ended September 30 and December 31, 2004 and March 31, 2005. This message speaks only as of its date, and Chester Valley Bancorp and Willow Grove Bancorp each disclaims any duty to update the information herein.

ADDITIONAL INFORMATION AND WHERE TO FIND IT. In connection with the proposed merger, a registration statement on Form S-4 and an amendment thereto were filed with the SEC and the registration statement became effective on April 27, 2005. CHESTER VALLEY BANCORP AND WILLOW GROVE BANCORP SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus has been mailed to shareholders of Chester Valley Bancorp and Willow Grove Bancorp. Shareholders are able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Chester Valley Bancorp by calling Joseph T. Crowley, or from Willow Grove Bancorp by calling Christopher E. Bell.

PARTICIPANTS IN SOLICITATION. Chester Valley Bancorp, Willow Grove Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning persons who may be considered participant's in the solicitation of Chester Valley Bancorp's shareholders is set forth in the proxy statement dated September 10, 2004, for Chester Valley Bancorp's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning persons who may be considered participant's in the solicitation of Willow Grove Bancorp's shareholders is set forth in the proxy statement dated October 8, 2004, for Willow Grove Bancorp's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Chester Valley Bancorp and Willow Grove Bancorp in the solicitation of proxies in respect of the merger is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

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